BHA Select Network, LLC

Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2021

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 5



Knight • Rolleri • Sheppard CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BHA Select Network, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BHA Select Network, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BHA Select Network, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BHA Select Network, LLC's management. Our responsibility is to express an opinion on BHA Select Network, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BHA Select Network, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP

We have served as BHA Select Network, LLC's auditor since 2019.

Fairfield, Connecticut
February 25, 2022

2150 Post Road, 5th Floor • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

BHA SELECT NETWORK, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	91,026
Accounts receivable		136,000
Deposits and prepaid expenses		5,609
Total Assets	$	232,635

LIABILITIES AND MEMBER EQUITY

Accounts payable and accrued expenses	$	6,415
		6,415
Member equity		226,220
Total Liabilities and Member Equity	$	232,635

BHA Select Network, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1 **Organization and Nature of Business**

BHA Select Network, LLC (the “Company”) is a broker-dealer registered with the United States Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company was founded in August 2008 under another name (previously known as Parker Point Capital, LLC) under the laws of the State of Massachusetts. The Company registered for broker-dealer status as BHA Select Network, LLC in July 2013 which was granted on March 5, 2014. The Company provides investment banking and related financial advisory services to alternative investment fund managers. It operates out of one office in Boston, Massachusetts.

The Company’s sole member is Brighton House Associates, LLC (the “Parent”), an investment banking firm located in Boston, Massachusetts.

Note 2 **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All items of income and expense are accounted for on the accrual basis.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Lease Accounting
The Company has determined that the new lease accounting standard (ASC-842) does not apply to the Company.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
The Company provides investment banking and advisory services. Revenue for investment banking success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for financial advisory retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, contract liabilities were $0. Disaggregation can be found on statement of operations for the year ended December 31, 2021.

Contract balances with customers at December 31, 2021 is $136,000.

Contract liabilities for the year ended December 31, 2021 are as follows:

Deferred revenue, beginning of year	$7,500
Revenue recognized that was included in deferred revenue	(7,500)
Deferred revenue, end of year	$ 0

Accounts Receivable
Accounts receivable represents amount earned but not yet received. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There was no allowance for doubtful accounts as of December 31, 2021.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Income Taxes
The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or Massachusetts State income taxes are provided as they are the responsibility of the individual members.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. There were no uncertain tax positions at December 31, 2021.

Note 3   **Concentrations**

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4   **Exemption from Rule 15c3-3**
The Company amended its membership agreement with FINRA on December 3, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 5   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $84,611 which was $79,611 greater than its minimum net capital required of $5,000. As of December 31, 2021, the ratio of aggregate indebtedness to net capital was .076 to 1.

Note 6   **Risk and uncertainties**

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 7   **Subsequent events**

For purposes of preparing financial statements the Company considered events through February 25, 2022, the date the financial statements were available for issuance.